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    TEFRON
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                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
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                       FINANCIAL CONDITION AND RESULTS OF
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                                   OPERATIONS
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Tefron Ltd. manufactures boutique-quality everyday intimate apparel and active-wear sold throughout the world by such name-brand marketers as Victoria's Secret, The Gap, Banana Republic, Schiesser, J.C. Penny, Target, Nike and Warnaco/Calvin Klein, as well as other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce boutique-quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, tank tops, boxers, leggings, crop, bras, T-shirts, bodysuits, loungewear, nightwear, swimwear and active-wear.

We are known for the technological innovation of our Hi-Tex and cut-and-sew manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

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THREE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED WITH THREE MONTHS ENDED SEPTEMBER
30, 2003


SALES. Sales decreased by 21.4% to $39.4 million in the third quarter of 2003 as compared with $50.1 million in the third quarter of 2002 This decrease was primarily attributable to a decrease in sales to our major customer.

COST OF SALES. Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead related to the Company's manufacturing operations. Cost of sales decreased by 13.9% to $34.1 million in the third quarter of 2003 as compared with $39.6 million in the third quarter of 2002. This was primarily due to the sales decrease.
As a percentage of sales, cost of sales increased to 86.5% in the third quarter of 2003 as compared to 79% in the third quarter of 2002. This increase was primarily due to the allocation of fixed production costs to decreased production volume, to continued disruptions from the shift of Alba's production to the Hi-Tex division in Israel and to the appreciation in the rate of NIS against the USD.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales and marketing, administration, finance and management activities, freight, foreign travel and other administrative costs. Selling, general and administrative expenses increased by 17.7% to $5.3 million in the third quarter of 2003 as compared to $4.5 million in the third quarter of 2002. As a percentage of sales, selling, general and administrative expenses increased to 13.5% in the third quarter of 2003 as compared to 9% in the third quarter of 2002.
This increase was primarily due to an increase in freight charges during the period of the shift of production from the Alba consumer division to the Hi-Tex division in Israel and to the application of the fixed costs over reduced sales.

FINANCING EXPENSES (INCOME), NET. Financing expenses, net decreased to $1.1 million in the third quarter of 2003 as compared to $1.2 million in the third quarter of 2002. This decrease was primarily attributable to a decrease in bank borrowings.

OTHER EXPENSES, NET. Compared to an income of $37 thousand in the third quarter of 2003, the company incurred a capital loss of $1.8 million in the third quarter of 2002, most of which was attributed to cost and accounting fees associated with the sale of 52% of the Health Products Division of the Company's wholly owned subsidiary, Alba Waldensian Inc.

INCOME TAXES. For accounting purposes, tax benefits for the third quarter of 2003totaled $0.7 million as compared to a tax expense $1.5 million in the third quarter of 2002, as a result of a $1 million pretax loss this quarter compared to pretax income of $2.9 million in the third quarter of 2002.

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NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED WITH NINE MONTHS ENDED SEPTEMBER
30, 2003


SALES. Sales for the first nine months of 2003 were $122.7 million as compared with $139.9 million in the first nine months of 2002. This decrease was primarily attributable to a decrease in sales to our major customer.

COST OF SALES. Cost of sales decreased by 7.6% to $103.4 million in the first nine months of 2003 as compared with $111.6 million in the first nine months of 2002. This was primarily due to the sales decrease. As a percentage of sales, cost of sales increased to 84.3% in the first nine months of 2003 as compared with 79.8% in the first nine months of 2002. This increase was primarily due to the allocation of fixed production costs to decreased production volumes, to disruptions from the shift of Alba's production to the Hi-Tex division in Israel and to the appreciation in the rate of NIS against the USD.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 11.7% to $15.3 million in the first nine months of 2003 as compared with $13.7 million in the first nine months of 2002. As a percentage of sales, selling, general and administrative expenses increased to 12.5% in the first nine months of 2003 as compared with 9.8% in the first nine months of 2002.
This increase was primarily due to an increase in freight charges during the period of the shift of production from the Alba consumer division to the Hi-Tex division in Israel and to the application of the fixed costs over reduced sales.

FINANCING INCOME (EXPENSES), NET. Financing expenses, net were $3.6 million in the first nine months of 2003 as compared to $4.2 million in the first nine months of 2002. This decrease was primarily attributable to a decrease in bank borrowings and a decline in interest rates.

OTHER EXPENSES, NET. Compared to an income of $0.2 million in the first nine months of 2003, the company incurred a capital loss of $1.8 million in the first nine months of 2002, most of which was attributed to cost and accounting fees associated with the sale of 52% of the Health Products Division of the Company's wholly owned subsidiary, Alba Waldensian Inc.

INCOME TAXES. For accounting purposes, tax benefits for the first nine months of 2003 were $0.3 million as compared to tax expenses of $3.2 million the first nine months of 2002 as a result of $0.6 million pretax income (after adjustments of deferred taxes in one of the company's subsidiaries) this period compared to pretax income of $8.6 million for the same period last year.

EXTRAORDINARY EXPENSE. In the first nine month of 2002, in order to comply with the new Statement of Financial Accounting Standards, Goodwill and Other Intangible Assets (SFAS) 142, the Company had a goodwill impairment loss of $18.8 million and reported it as cumulative effect of change in accounting principle.

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LIQUIDITY AND CAPITAL RESOURCES

During the first nine months of 2003, the company generated $2.1 million of cash flow from operations and, together with the cash at the beginning of year, enabled the repayment of $7.1 million in bank long term loans. The company received during that period the sum of $1.9 million government grants, which were primarily used to finance investments in fixed assets.
At September 30, 2003, the company had cash and cash equivalents of $1.8 million as compared to $8.3 million a year earlier.